SYNDAX PHARMACEUTICALS, INC.

Building D, Floor 3

35 Gatehouse Drive

Waltham, Massachusetts 02451

September 6, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Suzanne Hayes
Jeffrey Gabor

Re:	Syndax Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-233564

Acceleration Request

Requested Date:     Tuesday, September 10, 2019

Requested Time:    4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-233564) (the “Registration Statement”) to become effective on September 10, 2019, at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP, counsel to the Registrant, confirming this request. The Registrant hereby authorizes each of Laura Berezin, Jaime Chase and Mandy Hix of Cooley LLP to make such request on its behalf.

[Signature page follows]

Very truly yours, Syndax Pharmaceuticals, Inc.

By:	/s/ Luke J. Albrecht
Luke J. Albrecht Vice President, General Counsel and Secretary

cc:	Briggs W. Morrison, M.D., Syndax Pharmaceuticals, Inc.

Richard P. Shea, Syndax Pharmaceuticals, Inc.

Michael Metzger, Syndax Pharmaceuticals, Inc.

Laura Berezin, Cooley LLP

Robert Phillips, Cooley LLP

Jaime Chase, Cooley LLP

Mandy Hix, Cooley LLP